UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-41604

Freightos Limited

(Translation of registrant's name into English)

Technology Park Building 2

1 Derech Agudat Sport HaPo’el

Jerusalem, Israel 9695102

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

FREIGHTOS LIMITED

FORM 6-K

Freightos Limited (the “Company”) is furnishing under the cover of Form 6-K the following:

Press Release

Exhibit 99.1	Press release, dated October 18, 2023, entitled “Freightos Announces Record Transactions for Third Quarter of 2023 and Date of Third Quarter Earnings Release”.

Incorporation by Reference

The information in this report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-270303), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FREIGHTOS LIMITED
Date: October 18, 2023
/s/ Michael Oberlander
	Name:	Michael Oberlander
	Title:	General Counsel